April 3, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Ms. Lauren Hamill

Re:	The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective
Amendment No. 37

Dear:  Ms. Hamill:

This letter responds to your comments provided via telephone on March 21, 2017 to Post-Effective Amendment No. 37 (“PEA No. 37”) to the Registration Statement on Form N-1A of The Arbitrage Funds (the “Registrant”) filed on February 2, 2017.  PEA No. 37 seeks to add an appendix entitled “Appendix A: Intermediary-Specific Sales Charge Reductions and Waivers” and certain other related changes.

Staff Comments with respect to PEA No. 37 Generally

1.                                      Comment:                                     To the extent that comments apply to more than one series of the Registrant, apply such changes as appropriate to each affected series of the Registrant.

Response:                                        The Registrant agrees to apply any such changes as appropriate to each affected series of the Registrant.

2.                                      Comment:                                     Consider relocating footnote 4 of the Fee and Expense Tables for each series of the Registrant so that it applies only to Class C Shares and Class A Shares.

Response:                                        The Registrant will revise the disclosure as requested.

3.                                      Comment:                                     Consider relocating footnote 5 of the Fee and Expense Tables for each series of the Registrant so that it applies to the “Total Annual Fund Operating Expenses”

line item associated with the share classes referenced in the footnote, rather than the “Other Expenses” line item.

Response:                                        The Registrant will revise the disclosure as requested.

4.                                      Comment:                                     Consider removing the final two sentences of footnote 6 of the Fee and Expense Tables for each series of the Registrant.

Response:                                        The Registrant will revise the disclosure as requested.

5.                                      Comment:                                     Confirm that font usage is consistent throughout the Fee and Expense Tables for each series of the Registrant.

Response:                                        The Registrant will revise the disclosure as requested.

6.                                      Comment:                                     Confirm that font usage is consistent in the Principal Investment Risks section for each series of the Registrant.

Response:                                        The Registrant will revise the disclosure as requested.

7.                                      Comment:                                     Add a section title named “Portfolio Managers” before beginning the discussion of the Fund’s portfolio managers on page 43 of the Prospectus.

Response:                                        The Registrant will revise the disclosure as requested.

8.                                      Comment:                                     When discussing the Expense Waiver and Reimbursement Agreement applicable to each Fund, revise disclosure to reflect the length of reimbursement and confirm that any recapture of amounts waived may not cause annual operating expenses to exceed the expense cap.

Response:                                        The Registrant believes that the existing disclosure is consistent with the Comment and therefore respectfully declines to further revise the disclosure.

9.                                      Comment:                                     When discussing the Funds’ ability to redeem all of an investor’s shares and close the investor’s account, state that a redemption might result in a taxable event and that shareholders might realize a gain or a loss as a result.

Response:                                        The Registrant will add the requested disclosure.

10.                               Comment:                                     Consider relocating the following sentence from Currency Risk to the Fund’s Principal Investment Strategies: “The Fund may, but is not required to, seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies.”

Response:                                        The Registrant will revise the disclosure as requested.

11.                               Comment:                                     The section regarding Leverage Risk states that the Fund may use leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns. If the use of leverage is a principal investment strategy of a Fund, consider including similar disclosure in the Fund’s Principal Investment Strategies.

Response:                                        The Registrant does not consider leverage as a principal investment strategy of the Funds.

Staff Comments with respect to the Prospectus of The Arbitrage Fund

12.                               Comment:                                     Pursuant to Instruction 3(d)(iii) of Item 3 of Form N-1A, confirm that the “Other Expenses” line item for Class A Shares does not reflect a decrease in operating expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.

Response:                                        The Registrant confirms that the “Other Expenses” line item for Class A Shares does not reflect a decrease in operating expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.

13.                               Comment:                                     Revise footnote 2 of the Fee and Expense Table so that it applies to sales charges in effect as of the date of the Prospectus.

Response:                                        The Registrant will revise the disclosure as requested.

14.                               Comment:                                     The Fund’s Principal Investment Strategy states that the Fund may invest in equity securities of companies of any market capitalization. Consider adding small-capitalization risk and mid-capitalization risk to the Fund’s Principal Investment Risks.

Response:                                        The Registrant will add disclosure on risks of small and mid-capitalization companies to its disclosure.

15.                               Comment:                                     The Fund’s Principal Investment Strategy states that “The most common merger arbitrage activity, and the approach the Fund generally uses, involves purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition.” If this is a principal investment strategy of the Fund, consider revising this sentence to indicate that it is an approach that the Fund primarily uses.

Response:                                        The Registrant will revise the Principal Investment Strategy as follows: [new disclosure underlined; deleted disclosure [bracketed]] “The most common merger arbitrage activity, and the approach the Fund primarily [generally] uses, involves purchasing the shares of an announced acquisition target company at a discount to their expected value upon completion of the acquisition.”

16.                               Comment:                                     The Fund’s Principal Investment Strategy states that “The Fund will generally sell or cover a security when the securities of the companies involved in the transaction no longer meet the Fund’s expected return criteria when gauged by prevailing market prices and the relative risks of the situation.” Confirm that the Registrant covers a security at all times, and not just when the security no longer meets the Fund’s expected return criteria.

Response:                                        The Registrant will revise its disclosure as follows: [new disclosure underlined]  “The Fund will generally sell or close out a security when the securities of the companies involved in the transaction no longer meet the Fund’s expected return criteria when gauged by prevailing market prices and the relative risks of the situation.”  The Registrant confirms that the Fund complies with the Commission’s asset coverage requirements.

17.                               Comment:                                     Confirm whether the Fund utilizes currency forwards and/or futures contracts. If so, include appropriate disclosure under the Fund’s Principal Investment Strategies.

Response:                                        The Registrant confirms that the Fund utilizes currency forwards and futures, but that these securities are not a principal investment strategy of the Fund.

18.                               Comment:                                     Confirm which derivative instruments the Fund utilizes. Include appropriate disclosure about each instrument under the Fund’s Principal Investment Strategies.

Response:                                        The Fund utilizes a wide range of derivatives.  The Fund has recently used options, forward foreign currency exchange contracts, and equity swaps. The Fund does not consider the use of these instruments to be a principal investment strategy.

19.                               Comment:                                     Consider removing the following sentence from Derivatives Risk if these instruments are not utilized by the Fund “Derivative instruments come in many varieties and may include forward contracts, options (both written and purchased) and swap contracts.” If these instruments are utilized by the Fund, include appropriate disclosure under the Fund’s Principal Investment Strategies.

Response:                                        The Registrant refers to its response to comment 18.

20.                               Comment:                                     Under Hedging Transaction Risk, confirm what is meant by the “Fund’s hedging strategy.” If this risk is intended to cover multiple hedging strategies (e.g., short sales, currency hedging), consider changing this sentence to reference multiple hedging strategies.

Response:                                        The Registrant will revise Hedging Transaction Risk as follows: [new disclosure underlined; deleted disclosure [bracketed]] “The success of the Fund’s hedging strategies[y], if used, will depend upon the Adviser’s ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategies[y] and the performance of the investments in the Fund’s portfolio being hedged.”

21.                               Comment:                                     The benchmark returns of the BofA Merrill Lynch U.S. 3-Month Treasury Bill Index are included in the Average Annual Total Returns table for The Fund. Supplementally confirm how the Registrant feels this benchmark, which tracks the performance of U.S. dollar-denominated U.S. Treasury Bills, is an appropriate benchmark index given that the Fund does not appear to invest in U.S. Treasury Bills.

Response:                                        The Fund utilizes a market neutral approach to generate absolute returns. This approach limits the relevance of a securities market based benchmark.  The BofA Merrill Lynch U.S. 3-Month Treasury Bill Index is a cash benchmark that reflects the cash rate of return and therefore, could be used as a measure against which one could compare the Fund’s return.

22.                               Comment:                                     The Fund has a Principal Investment Strategy and Policy that states that the Fund will invest across various industries, and if a large percentage of mergers taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time. Supplementally confirm whether this policy meets the requirements of the 1940 Act. Also clarify what is meant by “a large portion of the Fund’s assets” and whether there is a maximum amount that the Fund would invest in any one industry.

Response:                                        Pursuant to Section 8(b)(1) of the 1940 Act, a Fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Fund includes a statement in its prospectus indicating the extent to which the Fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). The concentration policy of the Fund is based on factors outside of the control of the Fund and the Adviser; for example, the Fund may concentrate its assets during times when a large percentage (i.e., at least 50%) of investment opportunities occurring within the U.S. are within one industry.

The Registrant will revise the Fund’s Principal Investment Strategy as follows: [new disclosure underlined] “The Adviser expects the Fund’s assets to be invested across various industries; however, if a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.”

23.                               Comment:                                     Based on its ability to invest a large portion of its assets within one industry, consider whether the Fund should include Concentration Risk among its Principal Investment Risks.

Response:                                        The Registrant will add concentration risk to the Fund’s principal investment risks.

Staff Comments with respect to the Prospectus of The Arbitrage Credit Opportunities Fund

24.                               Comment:                                     Footnote 7 of the Fee and Expense Table for the Fund is associated with both the “Fee Waiver” line item and the “Total Annual Fund Operating Expenses After Fee Waiver” line item. Consider revising this disclosure so that footnote 7 is associated only with the “Fee Waiver” line item.

Response:                                        The Registrant will make the requested revision.

25.                               Comment:                                     Revise footnote 7 of the Fee and Expense Table for the Fund to disclose the length of the expense reimbursement and confirm that any recapture of amounts waived may not cause annual operating expenses to exceed the expense cap.

Response:                                        The Registrant believes that the existing disclosure is consistent with the Comment and therefore respectfully declines to further revise the disclosure.

26.                               Comment:                                     The Fund’s Principal Investment Strategies state that it may invest in credit default swaps, interest rate swaps and total return swaps. Supplementally confirm if the Fund will both write these swaps and invest in them. If the Fund will write such swaps, supplementally confirm that the Fund segregates the full notional value of the swaps for coverage purposes.

Response:                                        Consistent with industry guidance, the Registrant uses a mark-to-market approach to segregating assets for its swap investments.

27.                               Comment:                                     The Fund’s Principal Investment Strategies include a statement that the Fund will invest primarily in debt securities, the returns of which the Adviser believes will be more closely correlated with the outcome of specific catalysts or events than with overall market direction. Confirm whether the catalysts and events referenced are limited to catalysts and events that have been publicly announced, or whether they also include speculative catalysts and events. Include corresponding disclosure of all derivative types to be used in connection with this strategy, and also include corresponding risks for each such derivative type in the Fund’s Principal Investment Risks.

Response:                                        The Registrant confirms that the Fund will invest in debt securities based upon catalysts and events that have been publicly announced as well as speculative catalysts and events.  The Registrant notes that the Fund’s investments in derivatives are covered in response to Comment 18, above.

Staff Comments with respect to the Prospectus of The Arbitrage Event-Driven Fund

28.                               Comment:                                     The Fund’s Principal Investment Strategies include a statement that the Fund will invest in debt securities, the returns of which the Adviser believes will be more closely correlated with the outcome of specific catalysts or events than with overall market direction. Confirm whether the catalysts and events referenced are limited to catalysts and events that have been publicly announced, or whether they also include speculative catalysts and events. Include corresponding disclosure of all derivative types to be used in connection with this strategy, and also include corresponding risks for each such derivative type in the Fund’s Principal Investment Risks.

Response:                                        The Registrant confirms that the Fund will invest in debt securities based upon catalysts and events that have been publicly announced as well as speculative catalysts and events.  The Registrant notes that the Fund’s investments in derivatives are covered in response to Comment 18, above.

29.                               Comment:                                     The Fund’s Principal Investment Strategy states that the Fund may invest in equity securities of companies of any market capitalization. Consider adding small-capitalization risk and mid-capitalization risk to the Fund’s Principal Investment Risks.

Response:                                        The Registrant will add disclosure on risks of small and mid-capitalization companies to its disclosure.

30.                               Comment:                                     The Fund’s Principal Investment Strategies state that the Fund may invest in derivatives, such as options and total return swaps. Specify in the Fund’s Principal Investment Strategies which types of derivatives the Fund will invest in and include attendant risks under the Fund’s Principal Investment Risks.

Response:                                        The Registrant confirms that the use of these instruments is not a principal investment strategy of the Fund.

31.                               Comment:                                     The Fund’s Currency Risk states that currency forward/futures contracts, like other derivatives, may be susceptible to credit risk and other risks. If the use of these instruments is a principal investment strategy of the Fund, consider revising this disclosure to include similar disclosure in the Fund’s Principal Investment Strategies.

Response:                                        The Registrant confirms that the use of these instruments is not a principal investment strategy of the Fund.

32.                               Comment:                                     The Fund’s Merger Arbitrage Risk states that “the principal risk associated with the Fund’s merger arbitrage investment strategy is that the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case the Fund may realize losses.” Confirm whether the proposed reorganizations referenced are limited to those that have been publicly announced, or whether they also include speculative reorganizations. Include corresponding disclosure in the Fund’s Principal Investment Strategies section.

Response:                                        The Registrant notes that the Fund’s merger arbitrage sleeve is limited to investment in publicly announced mergers.  The Fund’s event-driven sleeve may include investment in speculative reorganizations.  The Registrant believes that the Fund’s existing disclosures of both Merger Arbitrage Risk and Event-Driven Risk is responsive to the comment.

Staff Comments with respect to the Prospectus of The Arbitrage Tactical Equity Fund

33.                               Comment:                                     The Fund’s Principal Investment Strategy states that the Fund may invest in equity securities of companies of any market capitalization. Consider adding small-capitalization risk and mid-capitalization risk to the Fund’s Principal Investment Risks.

Response:                                        The Registrant will add disclosure on risks of small and mid-capitalization companies to the Fund’s disclosure.

34.                               Comment:                                     The Fund’s Principal Investment Strategies state that in certain circumstances, the Adviser may seek to proactively engage with company management to discuss concerns or address opportunities to create additional value. Clarify the circumstances in which the Adviser may seek to proactively engage with company management.

Response:                                        There are numerous circumstances that would result in the Adviser speaking with company management.  The Registrant respectfully declines to list any particular circumstances.

35.                               Comment:                                     The Fund’s Principal Investment Strategies state that the Adviser may invest in instruments such as exchange traded funds (“ETFs”), exchange traded notes (“ETNs”) and commodities.  Include attendant risks for each of these instruments.

Response:                                        The Registrant will add disclosure with respect to these investments.

36.                               Comment:                                     If the Fund invests in other regulated investment companies, include disclosure that the Fund is responsible for paying its share of the expenses of the other investment company.

Response:                                        The Registrant includes the following disclosure in its Statement of Additional Information, which it believes satisfies the Comment: “By investing indirectly through a Fund, an investor bears not only his or her proportionate share of the expenses of the Fund (including operating costs and investment advisory fees) but also indirect similar expenses of the registered investment companies in which the Fund invests.  An investor may also indirectly bear expenses paid by registered investment companies in which a Fund invests related to the distribution of such registered investment company’s shares.”

37.                               Comment:                                     The Fund’s Principal Investment Strategies state that the Adviser may invest in physical gold and other precious metals, and in the securities of companies involved in mining gold or other precious metals. Include attendant risks for each of these instruments.

Response:                                        The Registrant will add the requested disclosure.

38.                               Comment:                                     Confirm supplementally that any convertible securities included in the 80% test for the Fund are immediately convertible into equities. Also confirm whether the Fund uses the notional or mark-to-market value of its derivative investments on equity securities when performing the 80% test on its portfolio holdings.

Response:                                        The Registrant confirms that any convertible securities that are included in the 80% test are immediately convertible into equities. The Registrant also confirms that the Fund uses mark-to-market to value these securities when performing the 80% test on its portfolio holdings.

39.                               Comment:                                     The Fund’s Principal Investment Strategy states that “The Fund is not limited with respect to security, geography, market capitalization, credit quality, sector or industry and the Fund is non-diversified as defined by the Investment Company Act of 1940, as amended (the “1940 Act”).” Consider revising this disclosure to change the reference from “security” to “issuer.”

Response:                                        The Registrant will revise the investment strategy as follows: [new disclosure underlined; deleted disclosure [bracketed]] “The Fund is not limited with respect to issuer [security], geography, market capitalization, credit quality, sector or industry and the Fund is non-diversified as defined by the Investment Company Act of 1940, as amended (the “1940 Act”).”

40.                               Comment:                                     The Fund lists Merger Arbitrage Risk among its Principal Investment Risks. However, merger arbitrage is not listed among the Fund’s Principal Investment Strategies. Confirm whether merger arbitrage is a risk of the Fund and, if so, include appropriate disclosure in Principal Investment Strategies.

Response:                                        The Registrant will remove the referenced disclosure from the Fund’s principal investment risk disclosure.

41.                               Comment:                                     Confirm supplementally whether the Principal Investment Risks identified in response to Item 9(c) of Form N-1A should be similar to or the same as those risks identified in response to Item 4(b) of Form N-1A.

Response:                                        The Registrant will review the risks under Item 4(b) and Item 9(c) of Form N-1A and consider revising in a future filing.

42.                               Comment:                                     Amend Non-Diversification Risk in response to Item 9(c) to make it clear which Fund the risk applies to.

Response:                                        The Registrant will revise the investment strategy as follows: [new disclosure underlined] “The Arbitrage Tactical Equity Fund is a non-diversified investment company, which means that more of the Fund’s assets may be invested in the securities of a single issuer than could be invested in the securities of a single issuer by a diversified investment company.”

Staff Comments with respect to Appendix A to Part A (Prospectus) of PEA No. 37

43.                               Comment:                                     In the APPENDIX A, disclose whether other intermediaries (other than Merrill Lynch) may impose different sales charges. If there are no others, remove the following sentence from the APPENDIX A: “Different intermediaries may impose different sales charges (including potential reductions in or waivers of sales charges) other than those listed below.”

Response:                                        The Registrant confirms that at present only Merrill Lynch may impose a different sales charge. The Registrant has therefore removed the sentence in question.

Staff Comments with respect to Part B (Statement of Additional Information) of PEA No. 37

44.                               Comment:                                     Under BORROWING/LEVERAGE, indicate that the Fund would be required to dispose of certain securities if asset coverage declined to less than 300% due to market fluctuations or other reasons.

Response:                                        The Registrant will revise this disclosure as follows: [new disclosure underlined; deleted disclosure [bracketed]] “If such asset coverage should decline to less than 300% due to market fluctuations or other reasons, a Fund would [may] be required to dispose of some of its portfolio holdings within three days (excluding Sundays and holidays) in order to reduce such Fund’s debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to dispose of portfolio holdings at that time.”

45.                               Comment:                                     Under CREDIT DEFAULT INDEX SWAPS, consider amending the following sentence to correct the cross reference. “See “SWAP AGREEMENTS” and “CLEARED SWAPS” below for a general discussion on the risks related to swap agreements and CDX, respectively.”

Response:                                        The Registrant will revise this disclosure as follows: [new disclosure underlined; deleted disclosure [bracketed]] “See “SWAP AGREEMENTS” below and “CLEARED SWAPS” above [below] for a general discussion on the risks related to swap agreements and CDX, respectively.”

46.                               Comment:                                     Confirm supplementally that if a Fund acts as the seller of a credit default swap that it will segregate the full notional value of the swap for coverage purposes.

Response:                                        The Registrant confirms that if a Fund acts as the seller of a credit default swap that it will segregate the full notional value of the swap for coverage purposes.

47.                               Comment:                                     Under FUNDAMENTAL INVESTMENT POLICIES policy (4), clarify what percentage the Registrant considers to be a large percentage of corporate events.

Response:                                        The Registrant will revise this disclosure as follows: [new disclosure underlined] “… with regard to The Arbitrage Event-Driven Fund if a large percentage (namely, at least 50%) of corporate events taking place within the U.S. are within one industry over a given period of time, a large portion of The Arbitrage Event-Driven Fund’s assets, could be concentrated in that industry for that period of time.”

48.                               Comment:                                     Under FUNDAMENTAL INVESTMENT POLICIES policy (4), confirm whether The Arbitrage Credit Opportunities Fund has the ability to concentrate based on certain market conditions.

Response:                                        The Registrant confirms that the Credit Opportunities Fund does not have the ability to concentrate its investments in any one industry. The Registrant believes the current disclosure accurately reflects this.

49.                               Comment:                                     Pursuant to Instruction 2 of Item 17(a)(1), confirm in a footnote the reason that Mr. Orrico is considered an Interested Trustee.

Response:                                        The Registrant notes that the reason for Mr. Orrico being considered an Interested Trustee is included in the following footnote: “John S. Orrico, as an affiliated person of the Adviser and as an officer of the Trust, is an “interested person” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.”

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link